United States securities and exchange commission logo





                              August 26, 2021

       Sally LO
       Chief Executive Officer
       Energy Management International Inc
       Unit A, 13/F, Gee Luen Factory Building
       316-318 Kwun Tong Road
       Kowloon, Hong Kong

                                                        Re: Energy Management
International Inc
                                                            Form 10 General
Form for Registration of Securities, Filed August 4, 2021
                                                            File No. 000-56322

       Dear Ms. LO:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 General Form for Registration of Securities

       Business, page 1

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but a Nevada holding company with
operations conducted by your subsidiaries based in China and that this structure involves
unique risks to investors. Please disclose that investors may never directly hold equity
interests in the Chinese operating company. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or value of your securities, including that it could
cause the value of such securities to significantly decline or become worthless. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
   2. In this section, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
 Sally LO
FirstName  LastNameSally  LO
Energy Management   International Inc
Comapany
August  26, NameEnergy
            2021        Management International Inc
August
Page  2 26, 2021 Page 2
FirstName LastName
         Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government has or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on an U.S. or other foreign exchange.
3. Please disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in Hong Kong poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Please disclose each permission that you or your subsidiaries are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied
5. Please provide a clear description of how cash is transferred through your organization.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary hasmade to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.
Our Business, page 3

6.       Please clarify whether you developed and produce the INDICAID COVID-19
Rapid
         Antigen Test or whether you solely act as a distributor of the test. If you developed and
 Sally LO
Energy Management International Inc
August 26, 2021
Page 3
         produce the test, please enhance your disclosure to discuss those processes throughout this filing.
If we become directly subject to the recent scrutiny, criticism and negative publicity involving
U.S.-listed Chinese companies . . ., page 7

7. Please expand this risk factor to disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 7

8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
General

9. From a review of the Nevada Secretary of State's website, it does not appear that you currently have an active charter. Please clarify the status of your charter and revise your risk LastNameSally
FirstName   factor disclosureLO
                              as necessary.
Comapany
10.        NameEnergy
      Please            Management
             update the filing         International
                               to include            Inc
                                          the required interim financials. See
Rule 8-03 of
      Regulation S-X.
August 26, 2021 Page 3
FirstName LastName
 Sally LO
FirstName  LastNameSally  LO
Energy Management   International Inc
Comapany
August  26, NameEnergy
            2021        Management International Inc
August
Page  4 26, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services